Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

On March 22nd, Chicago Mercantile Exchange Holdings Inc. distributed the following document to members of the media following the company’s meeting with Chicago Board of Trade Members and CBOT Holdings stockholders:

MYTHS ABOUT THE ICE PROPOSAL VS. REALITY

Myth: A combined ICE/CBOT could clear trades and manage the volume as effectively as CME/CBOT.

Reality:

o	ICE’s clearing solution (NYCC) is untested at scale and would need to be reengineered to handle the CBOT volume.
o	NYCC normal day: approximately 61,000, peak: approximately 106,000
o	CBT normal: 809,000, peak: 2.0 million
o	CME normal: 1.4 million, peak: 2.6 million
o	ICE’s trading platform does not have the distribution, reliability or scalability of CME Globex.
o	ICE’s trading platform already slows at peak time and would be challenged to handle more than 3 times the trading volume.
o	The investment necessary to expand the clearing capacity is far more than ICE has budgeted for capital expenditures (2007 ICE Capital expenditures guidance is $25-30 million).
o	ICE must transition its own energy business from LCH to NYCC in order to achieve the scale benefits from its own clearing organization; yet another form of execution risk ICE is up against
o	Additionally, NYCC would need to way to interface with CBOT match methodology, which is a unique process that already exists with CME, with no existing NYCC analog.

CME Advantage:

o	CME Clearing21 has the proven distribution, reliability and scalability to clear CBOT trades, as it has been doing for years, and CME is committed to making the investments needed to keep it at the forefront of technology.
o	The NYCC does not have anywhere near the functional richness in their clearing system as CME. ICE wants to “scale” up their systems; but there is more to providing clearing services than buying and plugging in servers. CME Clearing supports:
•	Enhanced order routing and trading floor technologies
•	Proven, reliable 2 way API to support real time risk management
•	Robust state-of-the-art post trade management system
•	Industry leader in developing messaging technology
•	Ability to interface with electronic give-up agreement system
•	State-of-the-art broker billing and give-up payment systems
o	Clearing is all about risk management;
•	Flexible support for gross/net margin
•	24 hour risk management
•	Stress testing at clearing firm and large trader account level
•	Real-time risk management for automated trading systems and other high volume day-traders

Myth: A combined ICE/CBOT would create the leading global derivatives market.

Reality:

o	ICE/CBOT would be less capable of competing effectively on a global basis since it would lack the distribution of CME Globex.
o	ICE has only penetrated the energy segment of the OTC derivatives market. Interest rates, credit, FX and equity are usually separate desks with separate technology platforms, documentation and processes

CME Advantage:

o	CME/CBOT has a significantly more complementary and diverse product line that includes equity indexes (S&P 500 and Dow), the short and long term interest rate yield curve, and livestock and agricultural commodities.
o	CME products are distributed in nearly twice the number of countries as ICE’s (82 for CME vs. 43 for ICE).

Myth: ICE can achieve its purported synergies.

Reality:

o	The $240 million of pre-tax synergies ICE claims to have identified appear exceptionally aggressive.
o	ICE provides no detail to justify its claim of $50 million of revenue synergies.
o	$90 million synergies identified from clearing transfer seems highly unlikely for a number of reasons.
•	It is not a near-term synergy, because CBOT’s clearing agreement with CME runs through 2009.
•

It ignores the initial scale investment needed to support the clearing of CBOT contracts and the on-going cost needed to support it. The Board of Trade Clearing Corp. had a run rate of $46 million a year in 2003 to clear 1.6 million contracts a day – CBOT’s average at the time. CBOT now averages 4.3 million contracts a day.

o	$100 million in operating synergies appears to be an aggressive, speculative amount.
o	ICE has already announced it would take two years to put CBOT products on its platform, incurring more costs to keep e-CBOT trading through its existing Liffe.Connect contract.

CME Advantage:

o	The synergies CME has identified are conservative, achievable and based on careful due diligence plus months of high level and detailed integration planning efforts conducted with CBOT.
o	CME has already announced it could integrate all CBOT products in the first quarter of 2008 onto CME Globex.

Myth: A combined ICE/CBOT will be better for customers.

Reality:

o	ICE/CBOT merger should actually increase costs for customers because there is very little clearing member overlap between the two exchanges.
o	ICE’s proposal envisions two trading floors, which creates additional costs and complexities for customers.
o	With an average rate per contract of $1.39, ICE currently has the highest operating margin of any exchange.
•	It does not factor in the loss of between $700 million and $1 billion in efficiencies delivered to customers by CME/CBOT clearing agreement.

CME Advantage:

o	CME/CBOT combination is expected to deliver customers at least $70 million in savings opportunities.
o	Migration from e-CBOT to CME Globex will be delivered more than a year faster than ICE promises, yielding significant customer benefits immediately.
o	By combining complementary products on a single platform and trading floor, CME/CBOT will be better able to offer new products and trading opportunities to customers.
o	ICE offers no improvement in the utilization of the CBOT’s financial room other than its track record of closing the IPE floor.

Myth: ICE has the capacity to digest CBOT.

Reality:

o	ICE has a short track record as a public company.
o	Integration involves multiple cities, multiple regulatory jurisdictions and multiple accounting systems.

CME Advantage:

o	CME has a long and proven record of generating growth in multiple product categories.
o	CME/CBOT already have an existing, proven relationship.

Myth: ICE’s offer is financially superior.

Reality:

o	The quality of ICE’s currency is inferior, suffering from markedly higher volatility, a higher beta, and a shorter trading history.
o	ICE’s offer for CBOT is earnings dilutive on a GAAP and cash basis through 2008.

o	ICE’s offer lists many unsubstantiated synergy assumptions.
o	There are substantially higher execution risks in relation to clearing, integrating CBOT products onto the ICE platform, and maintaining two trading floors in two separate time zones (NYBOT, CBOT).

CME Advantage:

o	CME’s cash and stock transaction for CBOT provides shareholders with greater flexibility and the opportunity to participate in the greater upside potential of a combined CME/CBOT.

Myth: CBOT would control a combined ICE/CBOT.

Reality:

o	Decisions relating to management control and board composition have not been determined except for Jeff Sprecher remaining as CEO.
o	Board members with trading experience were quickly eliminated from both NYBOT and IPE Boards.

CME Advantage:

o	CME and CBOT reached a definitive agreement outlining specific corporate governance and management issues that benefit both companies.

Myth: ICE’s technology is equal to the CME’s

Reality:

o	ICE is only available in 43 countries, while CME Globex is accessed by users in 82 countries and foreign territories.
o	ICE total volume today is roughly 350,000 contracts, while CME handles more than 5 million.
o	CME has six telecommunications hubs located throughout Europe and one in Singapore with another to be built in China later this year. ICE has only one in Europe and one in Asia.
o	ICE trades almost no options electronically, while CME Globex handles 180,000 options contracts every day. CME options execute at speeds of less than 5 milliseconds.
o	ICE lacks volume transparency.

CME Advantage:

o	CME has a proven track record of developing and implementing advanced technology that increases efficiencies and lowers costs for customers.
o	CME operates around the clock, every trading day. ICE does not.
o	Customers may have already expressed their preference. Six times as much volume of the benchmark WTI contract trades on CME Globex than on ICE.

# # #

Forward-Looking Statements

This letter may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this letter. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this letter.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

Statements included in this letter relating to the ICE offer reflect the views of CME’s management.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.